UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 14

TO

ANNUAL REPORT

of

PROVINCE OF ONTARIO

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2018

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

Ian Todd

Ontario’s Representative in the United States

Embassy of Canada to the United States

Office of Ontario

c/o Consulate General of Canada

1251 Avenue of the Americas, Concourse Level

New York, New York

U.S.A. 10020-1175

Copies to:

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West, 199 Bay Street

Suite 4405, P.O. Box 247

Toronto, Ontario, Canada M5L IE8

*	The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

In connection with the issuance by the Province of Ontario of C$750,000,000 2.65% Bonds due February 5, 2025 the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2018 (the “Annual Report“) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit (99.16)	Second Supplemental Fiscal Agency Agreement, dated as of November 27, 2019 including the form of Bonds; Underwriting Agreement, dated as of November 20, 2019 including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO

(Name of registrant)

November 27, 2019	By:	/s/ Opallycia A. Kandelas
	Name:	Opallycia A. Kandelas
	Title:	Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

Exhibit Index

Exhibit (99.16):	Second Supplemental Fiscal Agency Agreement, dated as of November 27, 2019, including the form of Bonds; Underwriting Agreement, dated as of November 20, 2019, including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.